Issuer Free Writing Prospectus Dated May 21, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-194030

Pricing Term Sheet

BERRY PLASTICS CORPORATION

$700,000,000 5.125% Second Priority Senior Secured Notes due 2023

Issuer:	Berry Plastics Corporation

Aggregate Principal Amount:	$700,000,000

Title of Securities:	5.125% Second Priority Senior Secured Notes due 2023 (the “Notes”)

Final Maturity Date:	July 15, 2023

Issue Price:	100.000%

Yield to Maturity:	5.125%

Benchmark Treasury:	1.750% due July 15, 2023

Benchmark Treasury Yield:	2.045%

Spread to Benchmark Treasury:	308 basis points

Gross Proceeds to the Issuer:	$700,000,000

Underwriting Discount:	0.875%

Interest Payment Dates:	Semiannually on January 15 and July 15, commencing January 15, 2016

Record Dates:	January 1 and July 1 of each year

Optional Redemption:	The Notes will be redeemable in whole or in part, on or after July 15, 2018, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period commencing on July 15 of the years set forth below:

	Date	Price
	2018	103.844%
	2019	102.563%
	2020	101.281%
	2021 and thereafter	100%

Optional Redemption with Equity Proceeds:	Up to 40% of the Notes will be redeemable at any time and from time to time on or prior to July 15, 2018 at a price equal to 105.125% of their principal amount, plus accrued and unpaid interest to the redemption date.

Make-Whole Redemption:	Make-whole redemption at Treasury Rate + 50 basis points prior to July 15, 2018.

CUSIP:	085790 AY9

ISIN:	US085790AY96

Underwriters:

Citigroup Global Markets Inc.

Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

U.S. Bancorp Investments, Inc.

Trade Date:	May 21, 2015

Settlement Date*:	June 5, 2015 (T+10)

*	It is expected that delivery of the notes will be made against payment therefor on or about June 5, 2015, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing and the next six succeeding business days should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and its parent, Berry Plastics Group, Inc., has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Berry Plastics Group, Inc. by writing or telephoning at the following: 101 Oakley Street, Evansville, IN 47710, Attention: General Counsel, (812) 424-2904.